April 14, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Kevin Kuhar

Re:       Mentor Corporation (File No. 001-31744)

Dear Mr. Kuhar:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Commission's letter dated March 13, 2006 (the "SEC Comment Letter") regarding Mentor Corporation's Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005 ("Form 10-K").  The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements, page 63

Note A - Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 72

1.         Please refer to your response to prior comment 2.  License Agreements - Please tell us why you amortize the patent license revenue over the product's life expectancy and the cost over the life of the patent.  Tell us whether the product's life expectancy is shorter or longer than the patent's life.

We do not amortize our patent costs over the actual life of the patents but over the economic life of the patents.  We have two patents, which we licensed to three licensees on a non-exclusive basis and we also utilize these patents for our products.  We amortize the deferred revenue for these patent licenses ($3.0 million) over the related licensees' product's life expectancy, which will result in the deferred revenue being fully recognized by March 31, 2009.  Concurrent with entering into these licenses, we evaluated the useful lives of the patents and established the amortization period of the underlying costs of these patents ($2.5 million) to match the same life used to amortize the deferred revenue. These costs will be fully amortized over our economic useful lives of the patents, and fully amortized by March 31, 2009, although the patents actually expire in 2020.

2.         Please refer to your response to prior comment 2.  Enhanced Advantage Breast Implant Warranty Program - Please discuss whether you sell the extended warranty with other products and services.  Address how you consider EITF 00‑21.

Securities and Exchange Commission
April 14, 2006

Additionally, so we may better understand the method you use to recognize revenue and costs under this program, please discuss your consideration of paragraphs 3 and 4 of FTB 90‑1.  For example, in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the warranty contract are incurred on other than a straight-line basis revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.  Also address why you accrue for costs at the time of the sale of the warranty program and how your accounting considered paragraph 4 of FTB 90‑1 which requires that you expense the costs as incurred.  Please also tell us and disclose in future filings if applicable your consideration on paragraph 5 of FTB 90‑1.

We do not believe the provisions of EITF 00-21 "Revenue Arrangements with Multiple Deliverables" apply to our "Enhanced Advantage Breast Implant Warranty" as it is separately priced from all other products at $100 per patient, and sold directly to patients, whereas our implant products are sold directly to surgeons and health care facilities.  The warranty is not sold in conjunction with any other product or services, although the patient needs to have had breast implant surgery using our implants to purchase or benefit from the warranty.  In addition, the delivery of any benefit under the program, generally financial assistance of up to $2,400, is at a single point in time upon a claim from the patient.

We have limited historical data on the total costs of performing services under our enhanced warranty contracts as no contract has yet reached maturity.  We initiated our first enhanced warranty program in 2001 in the United States, however, as the program has become more popular, nearly 25% of our enhanced warranty contracts have been entered into during the last fiscal year.  In addition, on May 1, 2005, we expanded and changed our enhanced warranty program to additional geographic markets, slightly different pricing and increased the benefits to $2,400.  We are tracking the new contracts since the expansion and change as new discrete pools, but have little claim payment history in the eleven months to date.  The costs of performing services under the contracts have historically been estimated and recorded as a liability in contract pools.  The enhanced warranty contracts are pooled and captured in six-month "buckets" which are tracked by year of sale and by market. The total number of paid claims under our enhanced warranty contracts is approximately 1,500, while the number of enhanced warranty contracts sold is nearly 100,000.  While our historical cost data is limited we do not believe and have no information that would indicate we will have future costs in excess of revenue and that a loss should be recognized at this time.

In accordance with paragraph 3 of FTB 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts", we recognize the revenue from the "Enhanced Advantage Breast Implant Warranty" into income on the straight-line basis as there is not sufficient historical evidence to indicate that the cost of providing the benefits under the contracts are incurred on other than a straight-line basis.

Securities and Exchange Commission
April 14, 2006

In accordance with paragraph 4 of FTB 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts", we expense all general and administrative costs and advertising costs (printing) as incurred.  The incremental costs of the acquisition of contracts are not directly measurable as they are insignificant, and hence they are expensed as incurred.  The incidental acquisition costs are essentially limited to the cost of printing a brochure which is less than $1 each, as no one is compensated upon the sale of a contract.  The pooled costs of services to be performed under the contracts are then charged to expense by amortizing them on a straight-line basis over the life of the related pooled contracts.  We believe this is an appropriate method as there is not sufficient historical evidence to indicate these costs are incurred on other than a straight-line basis over the life of the pooled contracts, and hence are appropriately matched to the recognition of revenue.  Further, to recognize these costs on an incurred basis would be inconsistent with the pooling concept as it necessarily follows that any incurred cost is related to a single contract and not a pool of contracts.  A review of the actual claims paid under the enhanced warranty program shows that the actual incurred costs track closely to the amortization of the estimated costs, and after six years vary by less than $100,000 and less than 4% from actual incurred costs.

We are aware of the requirements of paragraph 5 of FTB 90-1 and the concepts in FAS 60 paragraph 32 in regards to loss recognition due to premium deficiency in pools of extended warranties.  Currently, the estimated aggregate cost of performing services under all of the outstanding contracts does not exceed our unamortized revenue with respect to such contracts.  Nor do we believe, based on the limited historical cost data available, that the costs of performing services with respect to any individual pool of contracts exceeds the unamortized revenue relating to such pool.  We will continue to monitor the claim evidence with respect to the pools, and the related estimated costs of servicing these pools, compared to related unamortized revenues, and record losses if any are determined to be appropriate.

Note L - Long-Term Debt, page 4

3.         Please refer to your response to prior comment 5.  Please respond to the following comments:

            •          In future filings please also disclose the terms of your registration rights agreements and the additional interest that accrues in the event of Registration Default.  Tell us how you analyzed the registration rights in determining the appropriate accounting for the debt.

We entered in to a Registration Rights Agreement in connection with our issuance of $150 Million of 2 ¾% Convertible Subordinated Notes (the "Convertible Notes").  This agreement required us to use reasonable efforts to have a shelf registration statement covering resales of the Convertible Notes declared effective and to maintain its effectiveness until December 22, 2005, the two-year anniversary of the issuance of the Convertible Notes.  If we had failed to meet our obligations under registration right agreement, the notes could have accrued additional interest depending on the nature of the failure.  In February of 2004, we filed a registration statement with the Commission covering the resales of the Convertible Notes.  In April of 2004, the registration statement was declared effective and we maintained its effectiveness for the required time.  We no longer have any obligations under the Registration Rights Agreement, and, accordingly, do not view the terms of the Registration Rights Agreement to be material for future disclosure purposes to our investors.

Securities and Exchange Commission
April 14, 2006

The potential additional interest (.5% per annum) that would have been paid had we not been successful in registering the Convertible Notes and maintaining the registration for the two year required period was evaluated to determine if the feature represented a separate derivative. Under paragraph 6 of SFAS 133, a derivative instrument is a financial instrument if all three of the following characteristics are present:

a.   It has one or more underlyings and one or more notional amounts or payment provisions or both.

-     The payment of potential additional interest has an underlying, the occurrence or non occurrence of the shelf registration and maintenance of the registration statement, and also a notional amount, which is the par amount of the Convertible Notes.

b.   It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

-     The Registration Rights Agreement required no initial net investment.

c.   Its terms require or permit net settlement and it can readily be settled net by a means outside the contract.

-     The payment of additional interest is not net settleable as the Holder has to collect the interest over time.

Because the potential additional interest provided for in the Registration Rights Agreement is not net settleable, we concluded that it is not a derivative. We viewed the potential payment of additional interest as a contingent liability under SFAS 5 and as we were successful in registering the Convertible Notes and in maintaining the effective registration for the two year period, no additional interest was accrued or paid.

•          In future filings please disclose that you may be required to issue shares under a make-whole provision similar to your response.  Please tell us how you evaluated this term of the warrant agreement in concluding that there is no make-whole provision.

Pursuant to the Staff's request, we will disclose in future filings that we may be required to issue additional shares under the warrant and describe the circumstances where this would be required.  We have not concluded that there is no make-whole provision in the warrants (because clearly the obligation to issue additional shares could be construed as a make-whole provision), but rather that there is no make-whole provision that could require us to pay cash in a manner inconsistent with equity accounting treatment of the warrant under EITF 00-19.

Securities and Exchange Commission
April 14, 2006

•          Please tell us why you did not analyze the convertible note hedge under SFAS 150 since it appears to be a freestanding written put option.  Please also discuss why you did not analyze the convertible note hedge with the warrants under SFAS 150.  Please refer to paragraph A15.

We do not believe the convertible note hedge can be construed as a "freestanding written put option."  A put option is a contract allowing one party the right to sell or put shares at a predetermined price to another party.  The convertible note hedge does not grant us or any other party the right to sell shares at a pre-determined price.  Rather, it grants us the right to buy shares at a predetermined price from the counterparty in an amount sufficient to cover our conversion obligation under the Convertible Notes.  In this manner, paragraph A15 of FAS 150 does not appear to be applicable as the note hedge and warrant represent a purchased call and a written call, respectively, as opposed to a written put option and a purchased call as discussed in paragraph A15.

We evaluated both the note hedge and the warrant under the provision of paragraph 12 of FAS 150. The note hedge represents a right to purchase shares (not an obligation to issue shares). The warrant represents an obligation to issue shares the monetary value of which is not fixed and is tied directly to the value of our shares (not inversely related to the value of our shares). Accordingly, we do not believe either instrument is required to be accounted for as a liability under FAS 150.

Note P - Contingencies, page 86

4.         Please refer to your response to prior comment 6.  Warranty Reserves - Please disclose in future filings where you classify the expenses and any adjustment to these expenses for your (a) standard limited warranty, (b) enhanced limited warranty, and (c) product liability.  If you classify these costs in other than cost of sales, please also disclose why.

Pursuant to the Staff's request, we will disclose in future filings where we classify the expenses and related adjustments to these warranty and product liability expenses, and why the product liability expenses are included in selling, general and administrative expense.  See response to comment 7 below regarding classification of standard limited warranty costs.

5.         Please refer to your response to prior comment 6.  On page 10 of your response you state that you make adjustments to future unit accrual rates when you obtain revised data regarding claim rates and lag factors but you do not adjust estimates related to pre-existing warranties.  Please tell us why you do not believe that your estimates for pre-existing warranties should be adjusted.

We disclosed that as data regarding claim rates and lag factors has become more robust, we have made adjustments to the unit accrual rates for future periods.  We also disclosed that we have not made any adjustments to the reserves related to prior years, because it is not clear that the recent unit accrual rate necessarily applies to pre-existing warranties.  We understand the Staff's comment and when new data is developed regarding claim rates and lag factors, we will evaluate the implications on pre-existing warranties to determine an appropriate adjustment, if any.  In this case, the improved performance data was determined to be primarily related to recent improvements in product manufacturing, product technologies, materials and surgical techniques, and consequently pre-existing warranty accruals relating to products not incorporating these improvements have not been reduced.  If subsequent data indicates that pre-existing warranties are over or under stated, appropriate adjustments will be made and disclosed.

Securities and Exchange Commission
April 14, 2006

6.         Please refer to your response to prior comment 6.  The disclosure added to your Form 10-Q is general and not specific about your product liability reserves.  Please tell us and revise future filings to include all of the disclosures required by SAB Topic 5:Y and SFAS 5, or explain why you believe that the current disclosure meets these requirements.

We have reviewed our disclosures regarding product liability in Form 10-Q in light of SAB topic 5:Y and SFAS 5.  We have product liability reserves for product-related claims to the extent those claims may result in settlements or judgments within our self-insured retention limits.  We have also established additional reserves, through our wholly-owned captive insurance company, for estimated liabilities for product-related claims based on actuarially determined estimated liabilities taking into account our excess insurance coverages.  The actuarial valuations are based on historical information and certain assumptions about future events.  Should actual product liability experience differ from the estimates and assumptions used to develop these reserves, subsequent changes in reserves will be recorded in selling, general and administrative expenses, and may affect our operating results in future periods.

In future filings, we will provide additional information regarding our product liability reserves (Incurred But Not Reported, IBNR reserves) recorded at our captive insurance subsidiary. These reserves are actuarially determined based on historical information, trends and certain assumptions about future events, and are primarily for claims that have been asserted.  Actuarial calculations produce estimates of inherently uncertain future events such as claims and losses.  Historical losses may not be indicative of future claims and losses.  Changes in manufacturing process, product technology, medical practices, law, and legal interpretations and other factors can impact ultimate claims and payments.

In addition, in future filings, we will provide additional information regarding our product liability reserves recorded for amounts below our captive insurance subsidiary's retention levels.  We are involved in a number of product liability legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time.  In accordance with SFAS No. 5, "Accounting for Contingencies," we record a liability in the consolidated financial statements for claims when a loss is known or considered probable and the amount can be reasonably estimated based upon the specifics of the actions, our defense and past experience with similar cases.  If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued.  We have recorded a reserve for asserted claims in the amount of approximately $3 million although no individual product liability case or group of cases is considered material.  We have no certified class actions pending against us.  If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. It is not possible to predict the ultimate outcome for these asserted claims, and in most cases, judgment is required to estimate the amount and timing of losses recorded.

Securities and Exchange Commission
April 14, 2006

7.         Please refer to your response to prior comment 6.  Since the standard warranty and the product liability expense represent a cost of the products you sell to your customers, it would appear that consistent with Statement 3 and paragraph 5A of ARB 43, these costs should be included in your cost of sales and in the determination of gross profit.  Please revise in future filings or advise us.

Pursuant to the staff's request we have evaluated the requirements of Statement 3 and paragraphs 5A of ARB 43 in regards to expenses recognized for standard warranty and product liability.  In our annual Report of Form 10-K, we reported 2005 accruals for warranties and product liabilities as follows, in thousands:

	Expense	Caption on income statement
Extended warranties	$2,343	Cost of goods sold
Standard warranties	3,474	Selling, general and administrative
Product liability	944	Selling, general and administrative
Total	$6,761

We have accounted for these costs consistently and believe there is a strong rationale for including enhanced warranty costs incurred as part of cost of goods sold under FTB 90-1 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts".  While we believe the standard warranty costs are not governed by FTB 90-1, we recognize the difference in classification of warranty costs based upon "separate pricing" may be confusing.  We will revise future filings to include standard warranty cost in cost of goods sold. Under Statement 3 of ARB 43 the primary basis of accounting for inventory is cost, but we do not believe the warranty costs should be included in inventory as they do not directly or indirectly relate to production.

Our product liability cost shown above is primarily comprised of reserves for legal costs and settlements at our captive insurance subsidiary.  Other product liability costs outside our captive insurance subsidiary such as insurance and, internal and external legal costs are expensed as incurred, and also reported as part of our general and administrative expense.  We believe these costs are properly classified as general and administrative expenses as they are directly under the control of our General Counsel and other general and administrative staff, and are directly impacted by our overall corporate risk management strategy.  Accordingly, we do not think they are "clearly related to production" and thus do not believe they would be appropriately classified as a part of inventory costs (product charges), but rather, and in accordance with paragraph 5A, are properly reported as general and administrative expenses and as a period cost.

Sincerely, MENTOR CORPORATION /s/Loren L. McFarland Loren L. McFarland Vice President of Finance Chief Financial Officer